UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ADOLOR CORPORATION

(Name of Subject Company (Issuer))

FRD ACQUISITION CORPORATION

CUBIST PHARMACEUTICALS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00724X102

(CUSIP Number of Common Stock)

Tamara L. Joseph

Senior Vice President, General Counsel and Secretary

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

(781) 860-8660

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul M. Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$457,392,710.95	$52,417.20

*                 Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated adding (1) the product of (a) $8.75, which is the sum of (i) the closing cash payment of $4.25 per share and (ii) $4.50 per share, which is the maximum amount payable with respect to the contingent payment rights and (b) the number of shares of common stock, par value $0.0001 per share (the “Shares”), of Adolor Corporation (“Adolor”) outstanding on a fully-diluted basis as of November 4, 2011, as represented by Adolor in the Agreement and Plan of Merger, dated as of October 24, 2011, among Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and Adolor, consisting of (x) 46,603,391 Shares issued and outstanding, (y) 1,630,542 shares issuable upon the vesting of deferred stock units, and (2) the product of (a) the difference between (x) $8.75 and (y) an exercise price of $1.19 (the lowest exercise price of any outstanding option) and (b) 4,675,370 shares issuable pursuant to outstanding options with an exercise price less than $8.75.

**          The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$52,417.20
Form or Registration No.:	Schedule TO
Filing Party:	Cubist Pharmaceuticals, Inc.
Date Filed:	November 7, 2011

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                third-party tender offer subject to Rule 14d-1.

☐                  issuer tender offer subject to Rule 13e-4.

☐                  going-private transaction subject to Rule 13e-3.

☐                  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on November 15, 2011, amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 7, 2011, as amended (the “Schedule TO”), and relates to a tender offer by FRD Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), of Adolor Corporation, a Delaware corporation (the “Company”), at a price of $4.25, in cash (the “Closing Amount”), for each outstanding Share, plus one non-transferrable contingent payment right (“CPR”) per Share, which represents the contractual right to receive up to $4.50, in cash, if specified regulatory and/or commercial milestones are achieved in agreed upon time periods, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer to Purchase dated November 7, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Parent. The Schedule TO (including the Offer to Purchase) contains important information about the Offer, all of which should be read carefully by Adolor stockholders before any decision is made with respect to the Offer.

Documentation relating to the Offer has been mailed to Adolor stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM  11.                             ADDITIONAL INFORMATION

The Schedule TO is hereby amended and supplemented by adding the following to Section (a)(2) of Item 11:

“On October 28, 2011, Parent and the Company each filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the Department of Justice and the Federal Trade Commission in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

At 11:59 p.m., New York City time, on November 14, 2011, the HSR Act waiting period with respect to the Offer and Merger (as defined in the Offer to Purchase) expired. Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired or been terminated has been satisfied.”

The Schedule TO is hereby further amended and supplemented by adding the following to Item 11 under Section 15 “Legal Matters” under the heading “Stockholder Litigation”:

“Additionally, on November 3, 2011, a purported stockholder of Adolor filed a lawsuit in the Court of Common Pleas of Chester County, Pennsylvania, Civil Division, against Adolor, each member of Adolor’s board of directors, Cubist and Purchaser (the “Macintyre Complaint”). This action purports to be brought by the plaintiff, Larry Macintyre, on behalf of all of Adolor’s stockholders. The suit alleges that each member of Adolor’s board of directors breached his fiduciary duties owed to Adolor’s stockholders in connection with the Offer and the Merger and further alleges that Adolor, Cubist and Purchaser aided and abetted Adolor’s board of directors’ breach of fiduciary duties. The complaint seeks, among other things, injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court’s entry of final judgment, rescission of the Offer or an awarding of recissory damages to the plaintiff and the class. Additionally, the complaint seeks an award of costs and disbursements, including a reasonable allowance for attorneys’ and experts’ fees and expenses. The foregoing summary and the information are qualified in their entirety by reference to the Macintyre Complaint, which has been filed as Exhibit (a)(5)(N) hereto and is incorporated by reference.”

ITEM  12.                             EXHIBITS

The Schedule TO is hereby amended and supplemented by adding the following exhibits to Item 12.

(a)(5)(M)	Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Adolor Corporation, dated November 15, 2011.

(a)(5)(N)	Complaint filed on November 3, 2011 in the Court of Common Pleas of Chester County, Pennsylvania, Civil Division.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRD ACQUISITION CORPORATION

Dated: November 15, 2011	By:	/s/ Tamara L. Joseph
	Name:	Tamara L. Joseph
	Title:	Secretary

CUBIST PHARMACEUTICALS, INC.

Dated: November 15, 2011	By:	/s/ Tamara L. Joseph
	Name:	Tamara L. Joseph
	Title:	Senior Vice President, General Counsel and Secretary

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EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated November 7, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)*

Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Adolor Corporation, dated October 24, 2011 (incorporated in this Amendment by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on October 24, 2011).

(a)(5)(B)*	Investor Presentation Slideshow, dated October 24, 2011 (incorporated in this Amendment by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on October 24, 2011).

(a)(5)(C)*	Transcript of October 24, 2011, Investor Presentation (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on October 25, 2011).

(a)(5)(D)*	Summary Advertisement published in The Wall Street Journal on November 7, 2011.

(a)(5)(E)*	Press Release issued by Cubist Pharmaceuticals, Inc., dated November 7, 2011.

(a)(5)(F)*	Complaint filed on October 25, 2011 in the Court of Common Pleas of Chester County, Pennsylvania.

(a)(5)(G)*	Complaint filed on October 28, 2011 in the Court of Chancery of the State of Delaware.

(a)(5)(H)*	Complaint filed on October 31, 2001 in the Court of Common Pleas of Chester County, Pennsylvania.

(a)(5)(I)*	Complaint filed on November 1, 2011 in the Court of Chancery of the State of Delaware.

(a)(5)(J)*	Complaint filed on November 4, 2011 in the Court of Chancery of the State of Delaware.

(a)(5)(K)*	Compliant filed on November 10, 2011 in the Court of Chancery of the State of Delaware.

(a)(5)(L)*	Complaint filed on November 10, 2011 in the United States District Court for the Eastern District of Pennsylvania.

(a)(5)(M)	Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Adolor Corporation dated November 15, 2011.

(a)(5)(N)	Complaint filed on November 3, 2011 in the Court of Common Pleas of Chester County, Pennsylvania, Civil Division.

(d)(1)*	Agreement and Plan of Merger, dated as of October 24, 2011, by and between Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and Adolor Corporation.

(d)(2)*	Tender and Voting Agreement, dated as of October 24, 2011, by and between Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and the executive officers and directors of Adolor Corporation.

(d)(3)*	Mutual Confidentiality and Non-Use Agreement, dated as of July 26, 2011, by and between Cubist Pharmaceuticals, Inc. and Adolor Corporation.

(d)(4)*

Form of Contingent Payment Rights Agreement, by and between Cubist Pharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated in this Amendment by reference to Annex IV of Exhibit (d)(1) of the Schedule TO filed by Cubist Pharmaceuticals, Inc. on November 7, 2011).

*              Previously filed.

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